1312 North Monroe, Suite 750

Spokane, Washington 99201

(509) 723-1312

Via Electronic Submission through EDGAR

March 2, 2011

Securities and Exchange Commission

Washington, D.C. 20549-6010

Division of Corporation Finance

Re:

Global MobileTech, Inc.

Registration Statement on Form S-1

Filed December 6, 2010

File No. 333-170988

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Global MobileTech, Inc., a Nevada corporation hereby requests that the Commission consent to the immediate withdrawal of our registration statement referenced above, together with all exhibits thereto (collectively the “Registration Statement”) filed with the Commission.  The Registration Statement was filed on December 6, 2010 and has not become effective.

We submit this request for withdrawal as we do not intend to pursue the registration of the relevant securities covered by the Registration Statement at this time.  We confirm that no transfer or sale of securities covered by the Registration Statement have occurred pursuant to the Registration Statement.  We acknowledge  that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, we request, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account to be offset against the filing fee for any future registration statement.

Accordingly we hereby respectfully request that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  Please forward copies of the consent to the withdrawal of the Registration Statement to the undersigned via facsimile at (509) 328-8204.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Aik Fun Chong

President and CEO

Global MobileTech, Inc.